October 2, 2006

Mr. Don Walker

Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:	Supplemental Information to Response filed September 29, 2006

IBERIABANK Corporation

Form 10-K filed March 15, 2006

File No. 000-25756

Dear Mr. Walker:

The updated quantitative review, including and excluding the impact of the Hurricane Katrina/Rita provision is attached as Exhibit 1. We have submitted revised numbers for the impact of the TRUPS swaps, correcting our prior submission for an incorrect tax effect. The revised results show (with the exception of the third quarter of 2005):

•	No quarterly impact is greater than 5 cents per share.

•	Only two quarters have an impact greater than 5% of net income, and none greater than 7.7%. The adjustments in the two quarters would increase net income.

•	No annual impact is greater than 4 cents per share, and none equals or exceeds 2% of net income.

We believe that the magnitude of potential accounting change impact in question on the 3rd quarter of 2005 results was caused by a catastrophic event and associated charge that occurred in the quarter, namely Hurricanes Katrina and Rita and the related provisions for probable bad debt. In light of the surrounding circumstances of the third quarter of 2005, we believe that the accounting impact is not material.

The impact of the change in the fair market value of the TRUPS swap in the third quarter 2005 would be $262K. While this amount represents 19.53% of the reported loss for the quarter it is only a change of 3 cents in EPS. It is well documented that Hurricane Katrina was the most expensive natural disaster in the history of the United States. As a result, the Company reported a loss for the quarter after consistently reporting strong earnings growth. In the fourth quarter of 2005 earnings returned to historical levels. It is difficult to assess the materiality for the third quarter without qualitatively considering the impact of Hurricanes Katrina and Rita.

Based on the minimal effect on EPS of an increase of 3 cents per share, the fact that the quarterly results were a loss and that the accounting change would have reduced the loss, and the minimal impact on assets and equity, we believe that the change is not material to the third quarter 2005 results. We believe that investors assessing the quarterly results of the Company would look to earnings trends and discount the one-time nature of the loan loss reserve resulting from the Hurricanes. We provided investors with operating results both before and after the impact of the loan loss reserves. SAB 99 states clearly that an item is material if, “in light of surrounding circumstances”, the item is such that it is probable that the judgment of a reasonable person relying upon the report would have changed or been influenced by correction of the item. Given the magnitude of extraordinary expense of $9.5MM impacting the quarter, the $262K adjustment would not be deemed significant to a reasonable person relying upon the report and certainly not influenced their judgment.

In applying SAB 99 to determine materiality to reported results, it should be noted that exclusive reliance on certain quantitative benchmarks without reasonable consideration to the qualitative aspects would be inappropriate. Accounting adjustments are not material simply because they fall above a numerical threshold. In fact, SAB 99 states that exclusive reliance on any percentage or numerical threshold has no basis in the accounting literature or the law. In SAB 99, the SEC noted that the FASB had rejected a formulaic approach to discharging “the onerous duty of making materiality decisions in favor of an approach that takes into account all of the relevant considerations”. In so doing, it made clear that – [M]agnitude by itself, without regard to the nature of the item and the circumstances in which the judgment has to be made, will not generally be a sufficient basis for a materiality judgment.

Therefore, we believe that accounting changes to reflect the inclusion of fair market values changes on a prospective basis is not material and propose to record a cumulative adjustment to the balance sheet and income statement during the third quarter of 2006. The cumulative impact of the accounting revision, based on June 30, 2006 market values of the hedges in question, is a non-cash positive $840K on an after-tax basis. This amount will account for a $0.08 one-time increase in EPS at the beginning of the third quarter of 2006.

We appreciate your comments and guidance in regard to the financial statements and related disclosures in light of the myriad of changes in this area and our continuing goal to enhance our overall disclosure. Please feel to contact me if additional information is required.

Sincerely,

<s> Anthony J. Restel,
Anthony J. Restel
Executive Vice President and Chief Financial Officer

Exhibit 1 - Market Value of Swaps Associated with Trust Preferred Junior Subordinated Debt

Quantitative Materiality Assessment (Annual and Quarterly)

	Annual Assessment
	2005	2004	2003	2002
Net Income as Reported	22,000,447	27,338,671	23,551,827	18,453,275
Impact of Katrina/Rita (after tax)	9,587,000	—	—	—
Net Income as Revised for Katrina/Rita	31,587,447	27,338,671	23,551,827	18,453,275

Diluted EPS as Reported	2.24	3.01	2.74	2.41
Impact of Katrina/Rita (after tax)	0.97	—	—	—
EPS as Revised for Katrina/Rita	3.21	3.01	2.74	2.41

Shareholders’ Equity as reported	263,569,000	220,162,000	195,169,000	139,598,000

Change in JSD Swaps Market Value (after tax)	429,363	98,686	205,096	(69,375)

After Katrina/Rita Adjustments
Net Income Restated for Change in Market Value of JSD Swaps	32,016,810	27,437,358	23,756,922	18,383,901
% Change in Net Income	1.36%	0.36%	0.87%	-0.38%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	0.04	0.01	0.02	(0.01)
% Change in EPS	1.36%	0.36%	0.87%	-0.38%

Without Katrina/Rita Adjustments
Net Income Restated for Change in Market Value of JSD Swaps	22,429,810	27,437,358	23,756,922	18,383,901
% Change in Net Income	1.95%	0.36%	0.87%	-0.38%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	0.04	0.01	0.02	(0.01)
% Change in EPS	1.95%	0.36%	0.87%	-0.38%

Exhibit 1 - Market Value of Swaps Associated with Trust Preferred Junior Subordinated Debt

Quantitative Materiality Assessment (Annual and Quarterly)

	Quarterly Assessment
	1Q2006	2Q2006	1Q2005	2Q2005	3Q2005	4Q2005
Net Income as Reported	8,045,735	8,854,882	7,299,771	8,128,205	(1,340,759)	7,913,230
Impact of Katrina/Rita (after tax)	—	(1,317,424)	—	—	9,587,000	—
Net Income as Revised for Katrina/Rita	8,045,735	7,537,458	7,299,771	8,128,205	8,246,241	7,913,230

Diluted EPS as Reported	0.81	0.89	0.75	0.82	(0.14)	0.80
Impact of Katrina/Rita (after tax)	—	(0.13)	—	—	0.97	—
EPS as Revised for Katrina/Rita	0.81	0.76	0.75	0.82	0.84	0.80

Shareholders’ Equity as reported

Change in JSD Swaps Market Value (after tax)	115,409	60,882	371,947	(280,434)	261,805	76,044

After Katrina/Rita Adjustments
Net Income Restated for Change in Market Value of JSD Swaps	8,161,144	7,598,340	7,671,717	7,847,771	8,508,046	7,989,274
% Change in Net Income	1.43%	0.81%	5.10%	-3.45%	3.17%	0.96%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	0.01	0.01	0.04	(0.03)	0.03	0.01
% Change in EPS	1.43%	0.81%	5.10%	-3.45%	3.17%	0.96%

Without Katrina/Rita Adjustments
Net Income Restated for Change in Market Value of JSD Swaps	8,161,144	8,915,764	7,671,717	7,847,771	(1,078,954)	7,989,274
% Change in Net Income	1.43%	0.69%	5.10%	-3.45%	-19.53%	0.96%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	0.01	0.01	0.04	(0.03)	0.03	0.01
% Change in EPS	1.43%	0.69%	5.10%	-3.45%	-19.53%	0.96%

Exhibit 1 - Market Value of Swaps Associated with Trust Preferred Junior Subordinated Debt

Quantitative Materiality Assessment (Annual and Quarterly)

	Quarterly Assessment
	1Q2004	2Q2004	3Q2004	4Q2004	1Q2003	2Q2003	3Q2003	4Q2003
Net Income as Reported	6,491,484	6,486,584	7,035,972	7,324,632	5,218,071	5,978,970	6,076,586	6,278,200
Impact of Katrina/Rita (after tax)	—	—	—	—	—	—	—	—
Net Income as Revised for Katrina/Rita	6,491,484	6,486,584	7,035,972	7,324,632	5,218,071	5,978,970	6,076,586	6,278,200

Diluted EPS as Reported	0.72	0.71	0.78	0.80	0.66	0.68	0.69	0.70
Impact of Katrina/Rita (after tax)	—	—	—	—	—	—	—	—
EPS as Revised for Katrina/Rita	0.72	0.71	0.78	0.80	0.66	0.68	0.69	0.70

Shareholders’ Equity as reported

Change in JSD Swaps Market Value (after tax)	(271,407)	497,556	(285,270)	157,807	(27,402)	(159,520)	231,646	160,372

After Katrina/Rita Adjustments
Net Income Restated for Change in Market Value of JSD Swaps	6,220,077	6,984,140	6,750,702	7,482,439	5,190,669	5,819,450	6,308,232	6,438,572
% Change in Net Income	-4.18%	7.67%	-4.05%	2.15%	-0.53%	-2.67%	3.81%	2.55%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	(0.03)	0.05	(0.03)	0.02	(0.00)	(0.02)	0.03	0.02
% Change in EPS	-4.18%	7.67%	-4.05%	2.15%	-0.53%	-2.67%	3.81%	2.55%

Without Katrina/Rita Adjustments
Net Income Restated for Change in Market Value of JSD Swaps	6,220,077	6,984,140	6,750,702	7,482,439	5,190,669	5,819,450	6,308,232	6,438,572
% Change in Net Income	-4.18%	7.67%	-4.05%	2.15%	-0.53%	-2.67%	3.81%	2.55%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	(0.03)	0.05	(0.03)	0.02	(0.00)	(0.02)	0.03	0.02
% Change in EPS	-4.18%	7.67%	-4.05%	2.15%	-0.53%	-2.67%	3.81%	2.55%

Exhibit 1 - Market Value of Swaps Associated with Trust Preferred Junior Subordinated Debt

Quantitative Materiality Assessment (Annual and Quarterly)

	Quarterly Assessment
	1Q2002	2Q2002	3Q2002	4Q2002
Net Income as Reported	4,387,239	4,640,487	4,708,323	4,717,227
Impact of Katrina/Rita (after tax)	—	—	—	—
Net Income as Revised for Katrina/Rita	4,387,239	4,640,487	4,708,323	4,717,227

Diluted EPS as Reported	0.58	0.60	0.61	0.63
Impact of Katrina/Rita (after tax)	—	—	—	—
EPS as Revised for Katrina/Rita	0.58	0.60	0.61	0.63

Shareholders’ Equity as reported

Change in JSD Swaps Market Value (after tax)	—	—	—	(69,375)

After Katrina/Rita Adjustments
Net Income Restated for Change in Market Value of JSD Swaps	4,387,239	4,640,487	4,708,323	4,647,852
% Change in Net Income	0.00%	0.00%	0.00%	-1.47%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	—	—	—	(0.01)
% Change in EPS	0.00%	0.00%	0.00%	-1.47%

Without Katrina/Rita Adjustments
Net Income Restated for Change in Market Value of JSD Swaps	4,387,239	4,640,487	4,708,323	4,647,852
% Change in Net Income	0.00%	0.00%	0.00%	-1.47%

Diluted EPS Restated for Change in Market Value of JSD Swaps
Diluted EPS Change	—	—	—	(0.01)
% Change in EPS	0.00%	0.00%	0.00%	-1.47%